Exhibit (a)(3)


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February 15, 2007



TO:          UNIT HOLDERS OF DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

SUBJECT:     HIGHEST OFFER SO FAR TO PURCHASE UNITS


Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 7,455 Units of limited partnership interest (the "Units") in DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II (the "Partnership") at a purchase price equal to:

                                  $301 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE THUS FAR. This offer is 13.6% higher than the Peachtree Partners' recent offer of $265 per Unit.

     o DISTRIBUTIONS UNLIKELY. The General Partner has disclosed that "In light of the amounts accrued and payable to affiliates of the General Partner at September 30, 2006, there can be no assurance that the Partnership will generate sufficient funds from operations after capital expenditures to permit any distributions to its partners in 2006 or subsequent periods." See Form 10-Q for the quarter ending September 30, 2006 (emphasis added).

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) March 22, 2007.